Consent of Independent Registered Public Accounting Firm

The Administrative Committee
Canadian National Railway Company
    Union Savings Plan for U.S. Operations:

We consent to the incorporation by reference in the registration statements (Nos. 333-163862, 333-131856, 333-71270, 333-53420, 333-53422, and 333-59337) on Form S-8 of the Canadian National Railway Company of our report dated June 22, 2010, with respect to the statements of net assets available for benefits of the Canadian National Railway Company Union Savings Plan for U.S. Operations as of December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 Annual Report on Form 11-K of the Canadian National Railway Company Union Savings Plan for U.S. Operations.

/s/KPMG LLP

Denver, Colorado
June 22, 2010